Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that they are jointly filing this statement on Schedule 13D. Each of them is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of May 14, 2026.

APEIRON INVESTMENT GROUP LTD

By:/s/ Mario Frendo
Name/Title: Mario Frendo, Director
Date: 05/14/2026

ENHANCED HOLDINGS GP
By: Apeiron Investment Group Ltd., its sole stockholder

By:/s/ Mario Frendo
Name/Title: Mario Frendo, Director
Date: 05/14/2026

ENHANCED HOLDINGS LP
By: Enhanced Holdings GP, its general partner
By: Apeiron Investment Group Ltd.

By:/s/ Mario Frendo
Name/Title: Mario Frendo, Director
Date: 05/14/2026

/s/ Christian Angermayer
Date: 05/14/2026